Exhibit 99.7

Disclosure of Transactions in Own Shares

Paris, February 6, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from January 30 to February 3, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
30/01/2023	366,250	57.863863	21,192,639.82	XPAR
30/01/2023	150,000	57.888769	8,683,315.35	CEUX
30/01/2023	25,000	57.882528	1,447,063.20	TQEX
30/01/2023	10,000	57.878383	578,783.83	AQEU
31/01/2023	377,221	57.113194	21,544,296.15	XPAR
31/01/2023	150,000	57.095644	8,564,346.60	CEUX
31/01/2023	25,000	57.105106	1,427,627.65	TQEX
31/01/2023	10,000	57.172185	571,721.85	AQEU
01/02/2023	393,148	56.625166	22,262,070.76	XPAR
01/02/2023	131,317	56.707760	7,446,692.92	CEUX
01/02/2023	23,494	56.775060	1,333,873.26	TQEX
01/02/2023	15,597	56.776331	885,540.43	AQEU
02/02/2023	386,127	55.426385	21,401,623.76	XPAR
02/02/2023	150,000	55.420069	8,313,010.35	CEUX
02/02/2023	25,000	55.435284	1,385,882.10	TQEX
02/02/2023	10,000	55.453141	554,531.41	AQEU
03/02/2023	381,982	56.100909	21,429,537.42	XPAR
03/02/2023	150,000	56.082508	8,412,376.20	CEUX
03/02/2023	25,000	56.058230	1,401,455.75	TQEX
03/02/2023	10,000	55.931897	559,318.97	AQEU
Total	2,815,136	56.620962	159,395,707.80

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

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